Alimera Sciences, Inc.

6120 Windward Parkway, Suite 290

Alpharetta, Georgia 30005

September 27, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Johnny Gharib

Re:	Alimera Sciences, Inc.
Registration Statement on Form S-3 (File No. 333-174586)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) Alimera Sciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3, File Number 333-174586, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on May 27, 2011.

The Registration Statement covers the sale of units consisting of preferred stock and warrants to purchase preferred stock to certain institutional investors pursuant to a Securities Purchase Agreement dated as of July 17, 2012, as amended (the “Purchase Agreement”). On September 24, 2012, the Purchase Agreement was amended to provide that the units would be sold in a private placement transaction. The Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date. Please forward a copy of the Order to the undersigned via facsimile at (678) 990-5744, with a copy to the Company’s legal counsel, Gregg Griner of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP, via facsimile at (877) 881-9197.

If you have any questions regarding this application, please contact Gregg Griner of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP by telephone at (781) 795-3578 or by email at ggriner@gunder.com. Thank you for your attention to this matter.

Sincerely,
ALIMERA SCIENCES, INC.

By:	/s/ C. Daniel Myers
C. Daniel Myers
President and Chief Executive Officer